UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

SUPERIOR WELL SERVICES, INC.
(Name of Subject Company)
SUPERIOR WELL SERVICES, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
86837X105
(CUSIP Number of Class of Securities)

David E. Wallace
Chief Executive Officer
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Brett E. Braden
Michael E. Dillard
Latham & Watkins LLP
717 Texas Avenue, Suite 1600
Houston, Texas 77002
(713) 546-5400
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 4. The Solicitation or Recommendation
SIGNATURE

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Superior Well Services, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010 (together with Amendment No. 1 thereto filed with the SEC on August 24, 2010 and Amendment No. 2 thereto filed with the SEC on August 27, 2010, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Diamond Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Nabors Industries Ltd., a Bermuda exempt company, disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on August 12, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2010 and Amendment No. 2 thereto filed with the SEC on August 30, 2010, to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), at a purchase price of $22.12 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 11, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Footnote (1)(a) to the table “Potential Payouts Upon Termination following the Completion of the Offer” on page 7 is hereby amended and restated as follows:
     “Severance in an amount equal to (i) for Messrs. Wallace, Linaberger and Reese, two times his annual base salary determined as of the date of the change of control plus his annual bonus, to be paid in a lump sum on or before the fifth day following the last day of the executive’s employment, (ii) for Messrs. Stoelk, Arnold and Seyman, one times his annual base salary determined as of the date of change of control to be paid in a lump sum on or before the fifth day following the last day of Messrs. Stoelk’s, Arnold’s and Seyman’s employment.”
The second sentence of footnote (1)(b) to the table “Potential Payouts Upon Termination following the Completion of the Offer” on page 7 is hereby amended and restated as follows:
     “For Messrs. Arnold, Stoelk and Seyman, the amounts in the table reflect the amounts that the Company would be required to reimburse the executives for the difference between the costs of continued coverage and the employee contribution amount required of the Company’s active senior executives for similar coverage.”
Item 4. The Solicitation or Recommendation.
The following sentence is hereby inserted after the sixth sentence of the second paragraph under the heading “Background of the Offer” on page 11:
     “Parent was not one of the 12 potential candidates for a strategic acquisition of the Company identified by the Board of Directors.”
The following is hereby inserted at the end of the fourth full paragraph on page 13:
     “As of such date, each of the companies that had earlier communicated interest to the Company in pursuing a potential business combination had either withdrawn such interest or had acquired the business or pressure pumping assets of other companies. The Company had not received any indications of interest in a potential business combination from any potential candidate since September 2009 and, other than Parent, none of the other companies interested in acquiring the Company’s fluid logistics business had indicated any interest in acquiring the Company as a whole. Therefore, the Company believed it was unlikely to receive an offer from any other party to acquire the Company at a price higher than that offered by Parent.”
The last sentence of the seventh full paragraph on page 13 is hereby amended and restated as follows:
     “The Board of Directors then reviewed a presentation by Simmons that included a summary of the relative trading performance of the Shares compared to the OSX (as defined below) and comparable companies in the industry, the recent trading multiples of comparable companies in the industry, and the implied premium to the Company’s stockholders represented by Parent’s offer at various trading intervals based on the Company’s historical trading price. Simmons advised the Board of Directors with respect to valuation, but did not provide a definitive valuation of the Company. The Board of Directors, after consulting with Simmons, rejected Parent’s offer as insufficient primarily based on the most recent closing price of the Shares, which was $16.90, and the implied premium to the Company’s stockholders represented by Parent’s offer, as well as Parent’s intention that the transaction be structured as a fixed-value transaction with a floating number of shares of Parent issued to the Company’s stockholders. The Board of Directors authorized Simmons to deliver another counterproposal to Parent that structured the transaction as an all-stock deal with a fixed-exchange ratio valuing the Company at $21.50 per Share, with a collar of 15% on any increase or decrease in the consideration.”

The second sentence of the fifth full paragraph on page 14 is hereby amended and restated as follows:
     “Simmons advised the Board of Directors with respect to valuation, but did not provide a definitive valuation of the Company. After considering Mr. Wallace’s report and consulting with Simmons, and in light of the last closing price of the Shares (on July 23, 2010), which was $19.44, as well as the materials Simmons had presented to the Board of Directors at prior meetings with respect to the Company’s historical trading performance, its relative trading performance compared to the OSX and comparable companies in the industry, and the implied premium represented to the Company’s stockholders by Parent’s offer at various trading intervals based on the Company’s historical trading price, the Board of Directors determined that a 20% premium over the last closing price of the Shares was a justifiable request to make to Parent.”
The bullet with the heading “Review of Strategic Alternatives” on page 17 is hereby amended and restated as follows:
•	“Review of Strategic Alternatives. The Board of Directors’ belief that the value offered to stockholders in the Offer and the Merger was more favorable to the stockholders of the Company than the possible value represented by other strategic alternatives reasonably available to the Company, including proceeding with the sale of the Company’s fluid logistics business instead of engaging in a business combination with Parent, issuing additional equity in the Company, remaining an independent Company and pursuing the Company’s strategic plan, and pursuing a business combination with another party. The Board of Directors reached this conclusion after (a) conducting a thorough, independent review over approximately the past year of such other strategic alternatives, in each case taking into account the potential benefits, risks and uncertainties associated with such other strategic alternatives, including the risk that another party to a potential business combination would not be identified, and (b) discussions with the Company’s management and advisors over approximately the past year with respect to such other strategic alternatives.”
The second paragraph under the heading “Opinion of Simmons—Selected Companies Analysis” on page 22 is hereby amended and restated as follows:
     “Simmons selected these companies on the basis of their comparable business characteristics to the Company. Although none of the selected companies is directly comparable to the Company, the selected companies are publicly traded companies with business and market characteristics that, for purposes of analysis, may be considered similar to certain business and market characteristics of the Company. Each of the selected companies has one or more of the following in common with the Company: industry demand drivers, customers, service lines, locations, and enterprise value range.”
The third paragraph under the heading “Opinion of Simmons—Selected Companies Analysis” on page 22 is hereby amended and restated as follows:
     “Simmons calculated and compared various financial multiples and ratios of the selected companies based on SEC/Canadian Securities Administrators filings by the respective companies and the mean of estimates of securities research analysts obtained from Bloomberg. The multiples and ratios of the Company were based on information from SEC filings, Bloomberg data and information provided by the Company’s management. The multiples and ratios of the Company and of the selected companies were calculated using closing prices on August 5, 2010. Simmons calculated the enterprise value of each company as the sum of the market value of its common equity, the book values of its preferred stock (where applicable), minority interests held by other companies and debt, minus investments in unconsolidated affiliates and cash. Simmons calculated the adjusted book value of each company as the sum of the book value of its shareholders’ equity, the book values of its preferred stock, minority interests held by other companies and debt, minus investments in unconsolidated affiliates and cash. Simmons calculated enterprise value to EBITDA multiples by dividing the enterprise value number by the appropriate EBITDA number. Simmons used publicly available company SEC/Canadian Securities Administrators filings for historical EBITDA data. For projected EBITDA numbers, Simmons used the mean of estimates of securities research analysts obtained by Bloomberg. Bloomberg data is available to the public at a subscription cost. For the Company, Simmons also used projected data provided by Company management, which is set forth above under the heading “Projected Financial Information Regarding the Company.” The results of these analyses are summarized as follows:”
The first paragraph under the heading “Opinion of Simmons—Selected Transactions Analysis” on page 22 is hereby amended and restated as follows:
     “Selected Transactions Analysis. Simmons analyzed certain information relating to 14 selected pressure pumping transactions since December 2005. The selected pressure pumping transactions were those for which Simmons had information regarding transaction value and fleet horsepower, and are set forth in the table below. Any transactions where such data was not available or a large, non-quantifiable portion of the target was not pressure pumping related were excluded.

Date Announced	Acquiror	Target
2010*	Patterson-UTI Energy	Key Energy Services Pressure Pumping Assets
2010	Trican Well Service	Vanguard Energy Group
2009	Calfrac Well Services	Century Oilfield Services
2009	Calfrac Well Services	Pure Energy Services
2008	Superior Well Services	Assets of Diamondback
2008	Waveland Capital Group	Vanguard Energy Group
2008	Complete Production Services	Frac Source
2007	Calfrac Well Services	Bonnett’s Energy Service Trust
2007	Trican Well Service	Liberty Pressure Pumping
2007	Basic Energy Services	JetStar Energy Services
2006	Chesapeake Energy Corp.	Frac Tech Services (19.9% Stake)
2006	Complete Production Services	PumpCo Services
2006	Diamondback Holdings	11 Entities (including Sooner-Total)
2005	Quintana Energy Partners	Consolidated Oil Well Services

*	Transaction announced but not yet closed
     Simmons excluded from the transaction value of certain transactions the estimated purchase price of working capital, goodwill, intangibles and estimated amounts allocated to non-fracturing assets. The following table summarizes this analysis:”
The first paragraph on page 23 is hereby amended and restated as follows:
     “Simmons also analyzed certain information relating to 20 selected energy service transactions since 2006. This second sample of transactions was considered to evaluate the contemplated transaction in comparison to selected energy service transactions on a transaction value-to-EBITDA ratio basis (as opposed to transaction value per unit horsepower analyzed in the first set of selected transactions). Transactions were selected based on the acquired company’s services being somewhat related to those of the Company and on the availability of financial information to calculate multiples. Several of the transactions in the first sample set are also included in the second sample set when such data was available to Simmons. For each of the selected transactions and for the transaction contemplated by the Merger Agreement, Simmons calculated and compared the ratio of the transaction value to the trailing twelve month EBITDA and Projected EBITDA. EBITDA multiples for the selected transactions were derived primarily from public sources (company filings, press releases, Bloomberg and IHS Herold). Bloomberg and IHS Herold data are both available to the public at a subscription cost. Simmons does have certain material, non-public and proprietary information regarding transactions that it receives in the course of conducting its business. Simmons uses this information in its analyses, but refrains from releasing specific, identifying transaction details. The following tables summarize this analysis (transactions where Simmons has confidential information are disguised):

Date Announced	Acquiror	Target
2010*	Acquiror A	Target A
2010*	Acquiror B	Target B
2010*	Wellspring Capital Management	OMNI Energy Services
2010*	Halliburton Energy Services	Boots & Coots
2009	Acquiror C	Target C
2008	Superior Well Services	Assets of Diamondback
2008	Acquiror D	Target D
2008	Acquiror E	Target E
2007	GE Energy	Sondex
2007	Acquiror F	Target F
2007	Acquiror G	Target G
2007	Acquiror H	Target H
2007	Acquiror I	Target I
2007	Acquiror J	Target J
2007	Halliburton Energy Services	Ultraline Services
2006	Acquiror K	Target K
2006	National Oilwell Varco	NQL Energy Services
2006	Complete Production Services	PumpCo Services
2006	Grant Prideco	Anderson Group
2006	Acquiror L	Target L

*	Transactions announced but not yet closed”
The section under the heading “Opinion of Simmons—Discounted Cash Flow Analysis” on page 23 is hereby amended and restated as follows:
     “Discounted Cash Flow Analysis. Simmons performed a discounted cash flow analysis on the Company for the projected six months ended December 31, 2010, and fiscal years 2011 through 2014. Simmons considered three separate projection cases in which the Company’s EBITDA margins increased and decreased under different scenarios to capture different potential future operating results: a “base case,” a “high case” and a “low case.” Each case utilized management’s projection for the projected six months ended December 31, 2010. The “base case” analysis reflects the following: (a) management projections for 2011, (b) after 2011, revenue is projected to grow by 10.0%, 7.5% and 5.0% for fiscal years 2012, 2013 and 2014, respectively, (c) expansion in EBITDA margins in 2011, with the EBITDA margins remaining similar in 2012 before declining in 2013 and 2014 to the Company’s approximate long-term historical average and (d) capital expenditures remain constant at 2012 levels. The “high case” analysis reflects the following: (a) revenue growth of 38.5% in 2011, (b) after 2011, revenue is projected to grow by 15.7%, 15.0% and 10.0% for fiscal years 2012, 2013 and 2014, respectively, (c) EBITDA margins held constant at 2011 levels through 2014 and (d) capital expenditures in 2011 and 2012 required to build three additional fracturing spreads in each year and normalized maintenance capital expenditures levels thereafter. The “low case” analysis reflects the following: (a) 2011 revenue and EBITDA margins consistent with full-year 2010 results, (b) after 2011, revenue is projected to decline by 20% in 2012 and increase by 5% in each of 2013 and 2014, (c) EBITDA margins in 2012 decline to approximate Q1 2010 levels, partially recovering in 2013 and 2014 and (d) capital expenditures held at minimum maintenance levels.
     The historical average used by Simmons in the “base case” scenario is based on the Company’s reported Adjusted EBITDA from 2002 through the first six months of 2010, using pro forma EBITDA in 2008 reflecting a full year of Diamondback results and excluding the effect of one-time write-offs in 2009, which yield an average EBITDA margin of 20.3%. Simmons used 20.5% for the last year of the “base case” scenario.
     Simmons calculated illustrative implied present values of unlevered free cash flows, defined as EBITDA less cash taxes, less capital expenditures, and less increases (plus decreases) in net working capital, for the projected six months ended December 31, 2010, and fiscal years 2011 through 2014 and illustrative implied terminal values, using discount rates ranging from 13% to 15%. Simmons calculated illustrative terminal values for the Company based on multiples ranging from, in the “base case” and “low case” scenarios, 4.0x to 6.0x, and in the “high case” scenario, 5.0x to 7.0x, in each case, of the Company’s 2014 estimated EBITDA. Simmons derived the ranges of these selected terminal value multiples based on its professional judgment and experience, including its judgment on business characteristics of the Company relative to the other companies identified under the captions “Selected Companies Analysis” and “Selected Transactions Analysis” set forth above in this Schedule 14D-9, and other factors, including, but not limited to, historical financial performance, profitability and scale of business.
     Simmons calculated net working capital, defined as current assets (excluding cash) minus current liabilities (excluding current portion of long-term debt and any other short-term debt), at each period-end and assumed that its components’ intensity remained similar to historical results. The change in this amount between periods was either subtracted or added as a component of unlevered free cash flow.
     The table set forth below describes, for each of the three projection cases, the following: (1) Revenue for the projected six months ended December 31, 2010 and fiscal year 2011; (2) EBITDA margins for the projected six months ended December 31, 2010 and fiscal year 2011; (3) capital expenditures for the projected six months ended December 31, 2010 and fiscal year 2011; and (4) undiscounted, unlevered free cash flows for the projected six months ended December 31, 2010 and fiscal year 2011.
(Dollar amounts in millions)

	2H 2010P	2011P
Revenue:
Base Case	$390.0	$805.0
High Case	390.0	955.0
Low Case	390.0	689.3

EBITDA Margin:
Base Case	20.8%	22.5%
High Case	20.8%	22.5%
Low Case	20.8%	18.2%

Capital Expenditures
Base Case	$20.0	$40.0
High Case	20.0	152.7
Low Case	20.0	40.0

Unlevered Free Cash Flow:
Base Case	$54.8	$92.9
High Case	54.8	(21.1)
Low Case	54.8	76.2

     This analysis resulted in implied per share values ranging from $15.98 — $25.07 in the “base case” scenario, $26.05 — $40.29 in the “high case” scenario, and $4.41 — $7.96 in the “low case” scenario.”
The third full paragraph on page 25 is hereby amended and restated as follows:
     “Pursuant to the terms of its engagement with Simmons, the Company agreed to pay Simmons for its financial advisory services in connection with the Offer and Merger an aggregate transaction fee estimated to be approximately $9 million, a significant portion of which is contingent on the acquisition by Purchaser of a majority of the outstanding Shares pursuant to the Offer. Simmons also received a fixed fee of $500,000 for rendering its opinion as to the fairness of the Offer and Merger, which fixed fee was payable without regard to the conclusions expressed in the opinion and will be deducted from any contingent fee payable to Simmons on the acquisition by Purchaser of a majority of the outstanding Shares pursuant to the Offer.
     In addition, Simmons invoiced the Company for approximately $10,000 for reimbursable expenses incurred in connection with the transaction with Parent. These expenses include reasonable out-of-pocket expenses, including the fees and expenses of Simmons’ legal counsel, incurred in connection with the engagement, including the delivery of the opinion. The Company also agreed to indemnify Simmons against any losses or liabilities that may arise out of Simmons’ engagement.
     Simmons has previously performed work for Parent. However, Simmons has not performed any work for Parent during the last five years. Simmons has acted as financial advisor to the Company in the past for the following transactions:
•	In 2005, Simmons acted as co-manager on the Company’s initial public offering and received approximately $640,000 in compensation, including expense reimbursement;

•	In 2006, Simmons acted as co-manager on the Company’s follow-on equity offering and received approximately $710,000 in compensation, including expense reimbursement;

•	In 2009, the Company engaged Simmons to provide certain financial advisory services, including performing a market check to determine the interest level of prospective candidates in a business combination. As part of the engagement agreement, Simmons received approximately $75,000 in upfront compensation, which would be deducted from any contingent fee payable upon consummation of a transaction;

•	In 2009, Simmons acted as co-manager on the Company’s follow-on equity offering and received approximately $170,000 in compensation, including expense reimbursement; and

•	In 2009, the Company engaged Simmons as financial advisor on a potential sale of the Company’s fluid logistics business. As part of the engagement agreement, Simmons did not receive any upfront compensation, but invoiced the Company for approximately $3,000 in expense reimbursement.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SUPERIOR WELL SERVICES, INC.
By:	/s/ David E. Wallace
David E. Wallace
Chief Executive Officer

Dated: August 31, 2010